10 Hudson Yards

New York, NY 10001

guardianlife.com

April 9, 2021

VIA EDGAR

Securities and Exchange Commission

Attention:  Jean E. Minarick, Senior Counsel

100 F Street, NE

Washington, DC 20549

Re:  Amended and Restated Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”) and an Order of Exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) thereof (the “Application”), File No. 812-15198

Dear Ms. Minarick:

On behalf of The Guardian Insurance & Annuity Company, Inc., The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC (collectively, the “Applicants”), we hereby request that the Application, which was initially filed and accepted on February 4, 2021 (Accession No. 0001104659-21-012342), and was amended and restated on February 8, 2021 (Accession No. 0001104659-21-013669), be withdrawn and that no further action be taken with respect thereto.

The Applicants request that the Application be withdrawn in consideration of the Commission Statement on Insurance Product Fund Substitution Applications, issued on February 23, 2021 (Rel. No. IC-34199).

Sincerely,

/s/ Richard T. Potter

Richard T. Potter

Senior Vice President, Counsel and Assistant Corporate Secretary

The Guardian Insurance & Annuity Company, Inc.

/s/ Richard T. Potter

Richard T. Potter

Senior Vice President and Chief Legal Officer

Guardian Variable Products Trust

/s/ Richard T. Potter

Richard T. Potter

Senior Vice President, Counsel and Assistant Secretary

Park Avenue Institutional Advisers LLC

Copy to:  Stephen E. Roth, Eversheds Sutherland (US) LLP

Cynthia R. Beyea, Eversheds Sutherland (US) LLP